Certain portions of the exhibit have been redacted as such portions are not material and the type of information that the Company treats as private or confidential.

AGREEMENT

This Agreement (“Agreement''), made effective as of March 31, 2024 ("Effective Date”), is entered into by and between BioHarvest Ltd., an Israeli company having an address at PEKERIS 3 St, REHOVOT (”BioHarvest"), and Enlivex Therapeutics R&D, Ltd. an Israeli company having an address at [ADDRESS REDACTED] ("Enlivex").

WHEREAS, Enlivex is the lessee of a property in the ground floor of the building located on 9 Nachal Snir St., Yavne, Israel (“Property"), from the landlord, Eitan On Investment Ltd. ("Landlord”) under a lease agreement between Enlivex and the Landlord, dated September 19, 2021 (“Original Lease Agreement”) and

Whereas, Enlivex invested in the construction of a manufacturing facility on an area of apprx 2,661.5 square meter, within the Property which such area is marked in red on Exhibit A attached hereto (“Facility") and in the installation in the Facility of certain equipment listed on Exhibit B attached hereto (”Equipment''); and

Whereas, the Property is comprised of the Facility and an additional unconstructed and unused hall in an area of approx. 1,000 square meters which is adjacent to the current constructed Facility and which such hall is marked in yellow on Exhibit A attached hereto (the "Unconstructed Hall”); and

WHEREAS, BioHarvest wishes to assume the lease to the entire Property and to purchase from Enlivex the Equipment, and Enlivex agrees to sell to BioHarvest the Equipment, all subject to and in accordance with the terms of this Agreement.

NOW THEREFORE, the Parties agree as follows:

1.Sale of equipment and assumption of Lease.

1.1.BioHarvest hereby undertakes to purchase from Enlivex the Equipment and Enlivex hereby agrees to sell the Equipment to BioHarvest, subject to the terms and conditions of this Agreement:

1.2.Concurrently with the execution of this Agreement: (i) BioHarvest and the Landlord shall enter into a lease agreement pursuant to which BioHarvest shall replace Enlivex as the lessee of the Property and rent the Property directly from the Landlord at terms agreed between BioHarvest and the Landlord ("BIoHarvest Lease Agreement"); and (ii) Enlivex, BioHarvest and the Landlord shall execute the Tripartite Agreement (as defined below) which shall be added as an appendix to the BioHarvest Lease Agreement, as further detailed in Section 3.5 below further detailed in Section 3.5 below.

1.3Starting as of April 1, 2024 ("Lease Assumption Date"), BioHarvest shall assume all obligations as to the lessee of the Property (including without limitation all undertakings towards the Landlord under the BioHarvest lease Agreements and Enlivex shall have no further obligations towards the landlord or any third party with respect thereto for the period starting on April 1, 2024. For clarity, BioHarvest does not assume any obligations that Enlivex may have to landlord for the period ending prior to April 1, 2024,

2.Consideration.

2.1.The aggregate consideration payable by BioHarvest to Enlivex for the purchase of the Equipment shall be Thirteen Million New Israeli Shekels (NIS 13,000,000) (the "Consideration"). For clarity, the Consideration does not include any payments (e.g. rent, utilities, taxes, etc.) which Bio Harvest is required to pay the Landlord under the Bio Harvest Lease Agreement between the Landlord and BioHarvest.

2.2.

2.2.1.The Consideration shall be paid by BioHarvest to Enlivex as follows: (i) the initial amount of Four Millon New Israel Shekels (NIS 4,000,000) shall be paid to Enlivex within ten (10) days following the Effective Date, but no later than the Lease Assumption Date; and (ii) the remaining amount of Nine Millon New Israel Shekels (NIS 9,000,000), shall be paid by BioHarvest to Enlivex in Twenty-Four (24) equal monthly instalments in the amount of Three Hundred and Seventy Five Thousand New Israeli Shekels (NIS 375,000) each, with the first instalment commencing on April 1, 2024. For clarity, title to the Equipment shall pass to BioHarvest only upon payment in full to Enlivex of the entire Consideration, while risk of loss to the Equipment shall pass to BioHarvest on the Lease Assumption Date. For Clarity, Bio Harvest will not be able to conduct any changes to the Facility before paying the initial amount of Four Millon New Israel Shekels (NIS 4,000,000).

2.2.2.Notwithstanding the forgoing, by no later than October 01, 2025, BioHarvest may in its sole discretion and at any time:

(i)prepay all of the remaining Consideration then outstanding in one installment, and to the extent that all of the remaining Consideration is so prepaid by Bio Harvest to Enlivex Bio Harvest shall be entitled to a four percent (4%) discount on any such prepaid amounts, or

(ii)prepay any portion of the remaining Consideration then outstanding provided that such prepayment amount shall not be less than Four Millon New Israel Shekels (NIS 4,000,000), and to the extent that any such prepayments are so made by BioHarvest to Enlivex BioHarvest shall be entitled to a two percent (2%) discount on any such prepaid amounts; the remaining amounts of the Consideration after such prepayment shall continue to be paid by BioHarvest to Enlivex in monthly instalments in the amount of Three Hundred and Seventy Five Thousand New Israeli Shekels (NIS 375,000) each, until the Consideration is paid in full.

Notwithstanding the above, and without derogating from Section 3 below, BioHarvest shall not be entitled to make any prepayment that entitles it to a discount under this Section 2.2.2 above, in the event that it is delayed in paying any Delayed Payments (as defined below) by more than sixty (60) days. It is hereby clarified, that as a condition to receiving a discount under Section 2.2.2, BioHarvest must concurrently with making any prepayment pursuant

Section 2.2.2, also pay Enlivex all then outstanding Delayed Amounts and the applicable discount shall not apply to any such payment of the outstanding Delayed Payments.

2.3.For sake of clarity, if BioHarvest elects to pay the entire Thirteen Million New Israeli Shekels (NIS 13,000,000) upfront (i.e. within 10 days following the Effective Date), it will be entitled to a discount in the amount of Five Hundred and Twenty Thousand New Israeli Shekels (NIS 520,000) and will only be required to pay a total amount of twelve million and four hundred and Eighty Thousand New Israeli Shekels (NIS 12,480,000) as the full Consideration.

Similarly, and for illustration purposes only, if BioHarvest pays Enlivex the initial payment in the amount of Four Million New Israel Shekels (4,000,000 NIS) within the (10) days of the Effective Date and then elects to pay the remaining Nine Million New Israeli Shekels (NIS 9,000,000) in one installment on or prior to April 1, 2024, BioHarvest will be entitled to a four percent (4%) discount on account of such remaining amount of Nine Million New Israeli Shekels (NIS 9,000,000), and will then only be required to pay a total amount of Eight Million Six Hundred and Forty Thousand New Israel Shekels (NIS 8,640,000) on or prior to April 1, 2024 (in addition to the initial amount already paid).

In addition, and for illustration purposes only, if BioHarvest pays Enlivex the initial payment in the amount of Four Million New Israel Shekels (4,000,000 NIS) within the (10) days of the Effective Date and then elects to pay an additional Five Million New Israeli Shekels (NIS 5,000,000) in one installment on or prior to April 1, 2024, BioHarvest will be entitled to a two percent (2%) discount on account of such amount of Five Million New Israeli Shekels (NIS 5,000,000), and will then only be required to pay on or prior to April 1, 2024 a total amount of Four Million and Nine Hundred Thousand New Israel Shekels (NIS 4,900,000) as such prepayment amount (in addition to the initial amount already paid) and thereafter the remaining amount (following such such prepayment) of Four Million New Israel Shekels (4,000,000 NIS) shall be paid by Bio Harvest to Enlivex in monthly instalments in the amount of Three Hundred and Seventy Five Thousand New Israeli Shekels (NIS 375,000) each, until the Consideration is paid in full.

2.4.The Consideration under this Section 2 are exclusive of VAT, as may be required under applicable law. To the extent that any payment to Enlivex are subject to tax withholding under law and Enlivex does not present Bio Harvest a valid tax exemption, BioHarvest shall be entitled to withhold any such taxes and any amount so withheld shall be deemed to have been paid to Enlivex in full. All payments due to Enlivex under this Section 2 shall be made against an invoice to be duly issued by Enlivex.

3.Default.

3.1.In the event that BioHarvest is delayed, for any reason other than due to a breach by Enlivex of this Agreement, including a breach by Enlivex of its warranties and covenants under this Agreement, in making any payment due to Enlivex under Section 2 above (such payments, the "Delayed Payments") by more than seven (7) days, Enlivex shall be entitled, without derogating from any other remedy available to it under this Agreement) to charge interest at an annual rate of eight percent (8%) on any such Delayed Payments until such Delayed Payments are paid in full to Enlivex.

3.2.In the event that BioHarvest is delayed in paying any Delayed Payments by more than thirty [30) days, then in addition to Section 3.1 above and any other remedy available to Enlivex under this Agreement, the following provisions shall apply:

3.2.1.The parties will, during period of thirty (30) days after the above thirty (30) day period, discuss and attempt to reach an agreement in writing on a revised payment schedule, and Enlivex will not unreasonably refuse to agree to a revised payment schedule, which will include penalties and interest charges.

3.2.2.lf the parties fail to agree in writing on a revised payment schedule within such period, then:

3.2.2.1.If BioHarvest continues to make the lease payments to the Landlord under and in accordance to the BioHarvest Lease Agreement, then, without prejudice and in addition to any other remedy available to Enlivex:

3.2.2.1.1.Enlivex will have the right to sell the Equipment to a third party and/or assume the lease of the Property, subject to providing Bio Harvest a ninety [90) days prior written notice;

3.2.2.1.2.

In the event that Enlivex finds a third party purchaser for the Equipment or decides to assume the lease of the Property, pursuant to Section 3.2.2.1 above, then Enlivex shall have the right to demand that Bio Harvest evacuate the Property within such ninety (90) days' notice period.

3.2.2.2.If however, and without derogating from Enlivex's option under Section 3.2.2.1 above, BioHarvest fails to pay to the Landlord the lease payments under and in accordance with the BioHarvest Lease Agreement and the Landlord is entitled under the BioHarvest Lease Agreement to vacate BioHarvest from the premises, then BioHarvest shall be required to evacuate the Property within thirty [30) days prior written notice and Enlivex will have the right to take over all obligations to the Landlord with respect to the Property, according to the terms of the Original Lease Agreement, and BioHarvest will be required to bring the Facility back to its original condition in which it received the premises from Enlivex within such thirty (30) days.

3.2.2.3.For clarity, in the event that Enlivex exercises its right to demand the eviction of BioHarvest from the Property pursuant to this Section 3.2.2, BioHarvest shall be obligated at the time of such eviction to return the Property, Facility and the Equipment in the same state in which they were received (subject to normal wear and tear) and to continue to pay all payments due by BioHarvest under the Bio Harvest Lease Agreement until the completion of the evacuation of the Property by BioHarvest(including the return the Property, Facility and the Equipment in the same state In which they were received, subject to normal wear and tear).

In the event that Enlivex exercises its right to demand the eviction of BioHarvest from the Property pursuant to Section 3.2.2.1, BioHarvest shall inform Enlivex in writing within no later than fourteen (14) days after the Eviction Notice Date (as defined below) hereunder as to the date on which BioHarvest will vacate the Property and return the Property, Facility and the Equipment in the same state in which they were received (subject to normal wear and tear) ("Intended Eviction Date") (which such Intended Eviction

Date shall not be earlier than forty-five (45) days after the Eviction Notice Date and no later than ninety (90) after the Eviction Notice Date).

3.2.2.4.

For clarity, following the earlier of the Intended Eviction Date or actual completion of the evacuation of the Property by BioHarvest, BioHarvest shall cease to have any rights to the Equipment and shall not be entitled to any refund of any amounts already paid by it to Enlivex.

3.3.Notwithstanding anything in Section 3.2.2.1 above to the contrary, to the extent that Enlivex exercises it right to evict BioHarvest from the Property as set forth in section 3.2.2. above, then:

3.3.1.In the event that BioHarvest has, on the date of sending the eviction notice pursuant to Section 3.2.2.1 above ("Eviction Notice Date"), made aggregate payments of at least Seven Million Three Hundred and Seventy Five Thousand New Israel Shekels (NIS 7,375,000) to Enlivex under Section 2 above, Enlivex will not have the right to demand the eviction of BioHarvest from the Unconstructed Hall subject to and in accordance with the terms of the BioHarvest Lease Agreement, except that during the period of the first nine (9) months after the Eviction Notice Date, Enlivex shall still have the right to demand, upon ninety

(90) days prior written notice to BioHarvest, that BioHarvest evacuate the Unconstructed Hall solely to the extent that Enlivex has an offer to lease the Facility together with such Unconstructed Hall.

3.3.2.ln the event however, that on the Eviction Notice Date, BioHarvest has not yet made aggregate payments of at least 7,375,000 NIS to Enlivex under Section 2 above, Enlivex will have the right to demand that BioHarvest evacuate the Unconstructed Hall as well, provided that (if and BioHarvest is then and remains in full compliance with the BioHarvest Lease Agreement), Enlivex shall not unreasonably exercise such right, if and to the extent that Enlivex can find an alternate buyer and renter for the Facility on its own (i.e. without the Unconstructed Hall).

3.3.3.For clarity, BioHarvest shall be required to continue to pay all payments due to the Landlord under the BioHarvest Lease Agreement until completing the evacuation of the Facility, as per the process set forth in Section 3.2.2. above;

3.4.In addition and without derogating from the foregoing, unless and until the entire Consideration is paid in full by BioHarvest to Enlivex, BioHarvest shall not, without the express prior written approval of Enlivex, directly or indirectly: (i) sell, transfer and/or otherwise dispose of any portion of the Equipment and/or the Facility; (ii) place or allow to be placed any charge, lean or encumbrance in favor of any third party on the Equipment; (iii) agree with the Landlord to the reduction of the leased area of the Property; (iv) exercise any termination rights (other than termination rights due to a breach by Land lord of the Bio Harvest Lease Agreement, provided that BioHarvest shall notify Enlivex in writing of any such termination no later than notifying the Landlord) it may have under the BioHarvest Lease Agreement with respect to the leased area of the Property; and/or (v) otherwise take any action which would undermine Enlivex’s rights under Section 3 above.

3.5.To ensure the parties' respective rights and obligations under this Section 3 above, Enlivex, BioHarvest and the Landlord will, concurrently with the execution of this Agreement, enter into a "three party" agreement that will be added as an appendix to the lease agreement between BioHarvest and the Landlord, in the form attached hereto as Exhibit C, attached hereto ("Tripartite Agreement") .

3.6.In the event that BioHarvest fails to timely vacate the Property or the Facility (as applicable), pursuant to Section 3.2.2.1 and/or 3.3 above and/or fails at the time of the eviction to return the Property, Facility and/or the Equipment in the same state in which they were received (subject to normal wear and tear) and/or is in breach of section 3.4 above, Enlivex shall be entitled to seek injunctive relief against BioHarvest to enforce such commitments, without prejudice to and in addition to any other remedies available to it under this Agreement and/or under applicable law.

4.Limited Warranties; Covenants.

4.1.Enlivex confirms and acknowledges that: (i) it is the legal owner of the Equipment and is entitled to sell the Equipment to BioHarvest under this Agreement, (ii) the Equipment has been fully paid for by Enlivex and no third party has any right to receive from Enlivex any consideration related to the Equipment; (iii) no consent or approval by any third party is required in order for Enlivex to sell the Equipment to BioHarvest hereunder, (iv) on the Effective Date and the Lease Assumption Date, the Equipment is and shall be free and clear of any liens, charges, encumbrance or any other third party rights (collectively, "Liens"); and (v) until the Lease Assumption Date,

Enlivex shall not remove the Equipment from the Facility or transfer the Equipment to any third party .

4.2.Enlivex warrants that on the Effective Date, it is not aware of any current defects or malfunctions related to the Equipment and has not received any claim or demand, in writing or otherwise, in connection with the Equipment.

4.3.Enlivex covenants that for the term of this Agreement it shall not subject the Equipment to any Liens, provided that this covenant does not derogate from Enlivex's right to sell the Equipment under Section 3.2.2, to assume the lease of the Property pursuant to Section 3.2.2. and/or to place a Lien on the Equipment if Enlivex so assumes the lease of the Property and/or the Facility pursuant to Section 3.2.2.

4.4.BioHarvest hereby confirms that, without derogating from the representations made by Enlivex under this Agreement, it has inspected the Equipment, Facility and Property prior to the execution of this Agreement and found all items to be present and in suitable condition for use and suitable for its needs, and Enlivex is and shall in no way be responsible for any liability, claims, costs, or expenses arising out of the use or possession of the Equipment, Facility and/or Property by Bio Harvest (provided that, for the avoidance of doubt, BioHarvest does not assume any obligations of Enlivex to the Landlord in connection with the period prior to the Lease Assumption Date). BioHarvest further acknowledges and agrees that other than as specifically set forth in this Agreement Enlivex makes no other warranties in connection with the Equipment, Facility and/or the Property (except that Enlivex shall extend to BioHarvest all third party warranties which are then in existence with respect to the Equipment).

4.5.As of the Lease Assumption Date, Enlivex will have no obligations with respect to the maintenance and/or integrity of the Equipment and BioHarvest shall be solely responsible for the maintenance of the Equipment as per the requirements and specifications of the manufacturer of the different systems and devices.

4.6.Each of the parties hereby warrants to the other party that, neither the entering by such party into this Agreement nor the performance by such party of its obligations hereunder will contravene or cause the breach of any agreement to which such party is a part and that all required approvals and consents on its behalf have been obtained prior to the execution of this Agreement, which is fully binding on such party, subject to the execution of the Tripartite Agreement.

5.Miscellaneous.

5.1.Interpretation. The Preamble and the Appendices hereto constitute integral parts of this Agreement. The headings in this Agreement are intended solely for ease of reference and shall be given no effect in the interpretation of this Agreement.

5.2.Entire Agreement. This Agreement, taken together with the Exhibits attached hereto and the Tripartite Agreement is the final, complete, and exclusive agreement of the parties with respect to the subject matter hereof. This Agreement, taken together with the Tripartite Agreement, supersedes and cancels all prior agreement between Enlivex and Bio Harvest, verbal or written, with respect to the subject matter hereof, including the MOU dated Memorandum of Understanding between the parties, dated January 12, 2024, which is hereby terminated

5.3.Governing Law & Jurisdiction. This agreement shall be governed by and construed in accordance with the laws of the State of Israel without regard to its choice of law rules, and any dispute or claim with respect thereto shall be submitted to the competent court in the District of Tel Aviv, Israel, which shall have sole and exclusive jurisdiction in such matter .

5.4.Binding Agreement; Assignment. This Agreement is binding on and will inure to the benefit: of the parties hereto and their respective permitted assigns. This Agreement, and the rights and obligations hereunder, may not be assigned bf either party without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed Any assessment without such consent shall be void ab initio and will constitute a material breach of this Agreement

5.5.Severability. The unenforceability or invalidity of any provision hereof will not affect the validity or enforceability of any other provision hereof.

5.6.Parties' Relationship. Nothing herein shall be construed as establishing an agency or partnership relationship between the parties.

5.7.Amendments; Waivers . This Agreement may not be amended or modified except pursuant to the express written agreement of both parties hereto. No course of conduct will be deemed a waiver hereunder; a waiver of any right or remedy hereunder will be effective only pursuant to an express written instrument duly executed by the Party against whom the waiver is sought to be enforced.

5.8.Notices. Except as otherwise provided in this Agreement, all notices permitted or required by this Agreement shall be in writing and shall be delivered either by hand (including delivery by messenger or courier) or via electronic mail, in each case to the address of the parties set out below or to such other address or addresses as any party hereto may from time to time in writing designate to the other party hereto pursuant to this Section 5.8 . Notices sent as aforesaid shall be deemed to have been duly served (a) if personally delivered (including delivery by messenger or courier), when actually delivered; or (b) if sent by electronic mail, upon transmission thereof if sent during normal business hours of the recipient, or at the start of business on the first business day thereafter, if sent outside of the recipient Party's normal business hours.

If to Enlivex:

Enlivex Therapeutics R&D, Ltd.

[ADDRESS, PHONE NUMBER AND EMAIL ADDRESS REDACTED]

If to BioHarvest:

BioHarvest Ltd.

[ADDRESS, PHONE NUMBER AND EMAIL ADDRESS REDACTED]

5.9.Confidentiality. The parties shall keep the terms and conditions of this Agreement in strict confidence, provided that either party shall be entitled to make any public disclosure related to the Agreement and the transactions hereunder, as may be required by it as a publicly traded company or as may be required to enforce this Agreement.

5.10.Counterparts. This Agreement may be executed in any number of counterparts (including counterparts transmitted by electronic mail), each of which shall be deemed to be an original, but all of which taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

"Oren Hershkovitz"

Enlivex Therapeutics R&D, Ltd.

By: Oren Hershkovitz

Title: CEO

Date: March 31, 2024

“llan Sobel"

BioHarvest Ltd.

By: ILAN SOBEL

Title: Director

Date: March 31, 2024

Exhibit A

[DESCRIPTION OF PROPERTY REDACTED]

Exhibit B

Equipment

[DESCRIPTION OF EQUIPMENT REDACTED]

Exhibit C

Tripartite Agreement